UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

Commission File Number: 000-53082

SPRING CREEK ACQUISITION CORP.
(Translation of registrant’s name into English))

10F, Room#1005, Fortune Int’l Building
No. 17, North DaLiuShu Road
Hai Dian District, Beijing 100081
People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

IMPORTANT NOTICES

Spring Creek Acquisition Corp. (“Spring Creek”) and its directors and executive officers may be deemed to be participants in the solicitation of proxies for the special meeting of Spring Creek’s shareholders to be held to approve the proposed acquisition discussed in the section titled “Entry Into a Material Definitive Agreement” in the form 6-K filed by Spring Creek with the Securities and Exchange Commission on February 9, 2009.

Spring Creek’s officers and directors have no rights to any liquidation distribution Spring Creek makes with respect to the ordinary shares sold in its initial public offering (“IPO”). Therefore, their equity holding will have no value if Spring Creek does not acquire a target business within thirty months of the IPO as required by Spring Creek’s Memorandum and Articles of Association, unless an extension to such time is approved by its shareholders. Shareholders of Spring Creek and other interested persons are advised to read Spring Creek’s proxy statement in connection with Spring Creek’s solicitation of proxies for the special meeting because this proxy statement contains important information.

The final proxy statement was mailed on or about March 13, 2009 to shareholders of record as of March 5, 2009. The first supplement to the proxy statement was mailed on or about March 27, 2009 to shareholders of record as of March 5, 2009. Shareholders may also obtain a copy of the final proxy statement and/or the first supplement to the proxy statement without charge from Spring Creek. The final proxy statement and the first supplement to the proxy statement may also be obtained without charge at the U.S. Securities and Exchange Commission’s internet site at www.sec.gov.

This Report of Foreign Private Issuer, including the exhibits contained herein, contains forward-looking statements that involve substantial risks and uncertainties. Other than statements of historical facts, all statements included in this report regarding AutoChina Group Inc (“Target,” and together with its subsidiaries and affiliated entities, “AutoChina”) or Spring Creek’s (together with AutoChina, the “acquisition parties”) strategy, future operations, future financial position, prospects, plans and objectives of management, as well as statements, other than statements of historical facts, regarding AutoChina’s industry, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The acquisition parties may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the acquisition parties. Important factors that could cause actual results or events to differ materially from the forward-looking statements, include among others: the number and percentage of Spring Creek public shareholders voting against the acquisition; changing principles of generally accepted accounting principles; outcomes of government reviews, inquiries, investigations and related litigation; compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the automobile business in China; fluctuations in customer demand; management of rapid growth; changes in government policy; the fluctuations in sales of consumer and commercial vehicles in China; China’s overall economic conditions and local market economic conditions; Target’s ability to expand through strategic acquisitions and establishment of new locations; and geopolitical events.

Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments made by the acquisition parties. Neither Spring Creek nor AutoChina assumes any obligation to update any forward looking statements.

Supplement No. 2 to Proxy Statement

On or about March 11, 2009, Spring Creek Acquisition Corp. (“Spring Creek”) mailed to holders of its ordinary shares of record on March 5, 2009 a detailed proxy statement that contains a description of the proposed transaction with AutoChina Group Inc. (“AutoChina”). On or about March 27, 2009, Spring Creek mailed to holders of its ordinary shares of record on March 5, 2009 the first supplement to the proxy statement that contained additional information that supplemented the proxy statement. The second supplement to the proxy statement attached as Exhibit 99.1 hereto contains additional information that further supplements the proxy statement and the first supplement to the proxy statement. Spring Creek urges you to read this second supplement, together with the proxy statement and the first supplement to the proxy statement previously sent to you regarding the proposed transaction, carefully and in its entirety.

As of April 3, 2009, AutoChina has purchased an aggregate of 1,292,400 warrants for an aggregate of $463,541.89.  In addition, as of April 6, 2009, Spring Creek has agreed to purchase 2,878,910 ordinary shares after the closing of the proposed transaction with AutoChina for an aggregate of $22,829,756.30.  Such shares will be voted in favor of the proposed transaction with AutoChina.  As a result, Spring Creek anticipates that the business combination with AutoChina will be approved by holders of a majority of the ordinary shares issued in its initial public offering.  In addition, approximately 300,000 ordinary shares have been sold on the OTCBB since the record date.  Holders of these shares will not be able to exercise conversion rights.  Accordingly, Spring Creek believes that holders of less than 40% of the ordinary shares issued in its initial public offering will be able to converted such shares into a pro rata portion of the trust account.

The only holders of more than 5% of the outstanding shares of common stock of the Registrant (based on filings on Schedule 13D or Schedule 13G) that have entered into agreements to sell their shares are Private Equity Management Group LLC, Weiss Capital LLC, HBK Investment L.P. and Lyrical Partners L.P., which will receive approximately $6,344,000.00, $5,114,850.00, $3,783,482.30 and  $2,740,608.00, respectively, upon completion of their sales.

On March 31, 2009, Spring Creek announced that it will be adjourning the special meeting of shareholders originally scheduled to be held at noon (New York City time) on March 26, 2009 until April 8, 2009 at the same place at 10:00 a.m. (New York City time).  A copy of the press release making the announcement is attached as Exhibit 99.2 hereto.

Where to Find Additional Information

Spring Creek is a foreign private issuer. As such, the Proxy Statement and other proxy materials with respect to the proposed acquisition will not be subject to preliminary review and comment by the Securities and Exchange Commission (the “SEC”). The Proxy Statement with respect to the proposed acquisition contains risk factor disclosure alerting its shareholders to the fact that its proxy materials have not been reviewed by the SEC and may not have all of the material disclosures required to be included under the SEC’s rules. It is, however, the intent of Spring Creek to provide to its shareholders proxy materials with respect to the proposed acquisition that meet the form and content requirements of Schedule 14A of the Securities Exchange Act of 1934, as amended.

Spring Creek filed with the SEC the Proxy Statement, under cover of a Form 6-K on March 11, 2009, in connection with the proposed acquisition with AutoChina. Spring Creek filed with SEC Supplement No. 1 to the Proxy Statement, under the cover of a Form 6-K on March 25, 2009. Shareholders are urged to carefully read the Proxy Statement, Supplement No. 1 to the Proxy Statement and any other relevant documents filed with the SEC when they become available, because they will contain important information about Spring Creek and the proposed acquisition. Copies of the Proxy Statement, Supplement No. 1 to the Proxy Statement and other documents filed by Spring Creek will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to Spring Creek Acquisition Corp., c/o Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198, Attn: Karen Smith, telephone number: 206-870-8565.

Financial Statements and Exhibits

No.	Description

99.1	Supplement No. 2 to Proxy Statement

99.2	Press Release, dated March 31, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 7, 2009	SPRING CREEK ACQUISITION CORP.

	By:	/s/ William Tsu-Cheng Yu
Name: William Tsu-Cheng Yu
Title: Chief Financial Officer